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CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Konrad Malik
Direct Tel.	604-648-1671
Mail Address	kmalik@wlmlaw.ca
Our File No.	1089-1

November 26, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Jennifer Monick
Senior Staff Accountant, Division of Corporate Finance

Dear Sirs:

Re:	Convenience TV Inc. ("the Company")
Form 10-Q for Quarterly Period Ended June 30, 2010
File No. 333-157066
Filed August 23, 2010

We are the solicitors for the Company. We refer to your letter of October 19, 2010 addressed to the Company with your comments on the Company's form 10-Q for quarterly period ended June 30, 2010, filed August 23, 2010. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-Q for quarterly period ended June 30, 2010

Financial Statements

Consolidated Statements of Stockholders' Equity (Deficit)

1.

Please tell us how you determined it was not necessary to recast the shares outstanding prior to the recapitalization transaction (i.e. as of March 31, 2008) as the number of shares issued by the public company to Global Fusion, or 36,000,000 shares.

Response: We have recast the shares outstanding prior to the recapitalization transaction as the number of shares by the public company to Global Fusion. This correction was made in our 10-Q for the quarter ended September 30, 2010 which was filed on November 22, 2010.

2.

As it appears the 27,800,000 shares returned by the former President of the Company were part of the recapitalization transaction, please tell us how you determined it was appropriate to record the 45,500,000 shares of Convenience TV Inc. gross of the 27,800,000 shares cancelled. Further, please tell us how you determined it was not necessary to record the adjustment to APIC for the net assets of the public company on the same line item as the shares of Convenience TV Inc.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

P a g e | 2

CORPORATE AND SECURITIES LAWYERS

Response: We have recorded the shares of Convenience TV Inc. net of shares cancelled. This revision is reflected in the 10-Q for the quarter ended September 30, 2010 which was filed on November 22, 2010. Please note that the net liabilities of $10,438 of the public company are contained on the same line item as the shares of Convenience TV Inc.

3.

Based on your disclosure on page F-9, it does not appear that the stock subscriptions relate to the recapitalization transaction. Please tell us how you determined it was appropriate to record $16,700 of common stock subscribed within the line item for the recapitalization transaction.

Response: We have corrected the disclosures so that the $16,700 of common stock subscribed is separate from the recapitalization transactions. This correction is reflected in the 10-Q for the quarter ended September 30, 2010 which was filed on November 22, 2010.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ Konrad Malik

Konrad Malik

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.